To announce the Company's March 2014 revenues
Date of events: 2014/04/10
Contents:
1. Date of occurrence of the event: 2014/04/10
2. Company name: Chunghwa Telecom Co., Ltd.
3. Relationship to the Company (please enter ”head office” or	”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced a 0.2% year-over-year decrease in unaudited consolidated revenue to NT$17.45 billion for March 2014. Operating income increased by 1.9% to NT$3.54 billion. Income before income tax decreased by 2.4% to NT$3.65 billion. Net income attributable to stakeholders of the parent increased by 5.0% to NT$3.13 billion, and EPS was NT$0.4. Mobile communications business revenue increased 0.2% year-over-year, mainly due to the 18.2% growth in mobile value-added service revenue resulting from the mobile internet subscriber increase, which offset (1) mobile voice revenue decrease of 7.7% owing to the market competition, tariff reduction and promotions (2) smart devices sales decrease of 4.8%. Broadband access and HiNet ISP revenue remained flat year over year. MOD revenue increased 19.9% year-over-year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, local service revenue decreased by 2.1% owing to mobile and VOIP substitution. Operating costs and expenses decreased 0.8% to NT$13.91 billion year-over-year, mainly due to less costs of goods sold and maintenance & material expense.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.